UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Information to be Included in Statements Filed Pursuant to Rule 13d-1(A)
and Amendments thereto Filed Pursuant to Rule 13d-2(A)
under the Securities Exchange Act of 1934

(AMENDMENT NO. 4)*

JCC HOLDING COMPANY (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
46611Q403 (CUSIP Number)

Stephen H. Brammell
Senior Vice President and General Counsel
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Telephone: (702) 407-6000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to: Charles K. Ruck Latham & Watkins 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235 December 10, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    / /.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 46611Q403	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Harrah's Entertainment, Inc.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1 (see Item 5)

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
1 (see Item 5)

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (see Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 46611Q403	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Harrah's Operating Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
1 (see Item 5)

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
1 (see Item 5)

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

        This constitutes Amendment No. 4 (this "Amendment") to the Statement on Schedule 13D previously filed on March 6, 2002, as amended by Amendment No. 1 to the Statement filed on June 7, 2002, as further amended by Amendment No. 2 to the Statement filed on June 10, 2002, and as further amended by Amendment No. 3 to the Statement filed on August 2, 2002 (collectively, the "Schedule 13D"), by each of Harrah's Entertainment, Inc., a Delaware corporation ("HET"), and Harrah's Operating Company, Inc., a Delaware corporation ("HOC"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

        On July 30, 2002, HOC, Satchmo Acquisition, Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of HOC, and JCC Holding Company, a Delaware corporation ("JCC") entered into an Agreement and Plan of Merger, dated as of July 30, 2002 (the "Merger Agreement"), whereby Merger Sub will be merged with and into JCC with JCC surviving as a wholly owned subsidiary of HOC (the "Surviving Corporation"). This Amendment is being filed in connection with the closing of the transactions contemplated by the Merger Agreement.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

        Item 1.    Security and Issuer.

        There are no material changes to the information previously reported in Item 1 of the Schedule 13D

        Item 2.    Identity and Background.

        There are no material changes to the information previously reported in Item 2 of the Schedule 13D.

        Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

        The aggregate amount of funds used by HOC to effect the transactions contemplated by the Merger Agreement was approximately $54 million.

        The funds used to pay the $10.54 per share Merger Consideration were provided by HOC's cash resources which come from (i) working capital, (ii) a commercial paper program, (iii) a bid note and (iv) revolving credit and letter of credit facilities. The interest rate charged on HOC's borrowings under its commercial paper program and bid note are subject to changes depending on the capital markets. The interest rates charged on borrowings under the facilities are subject to change as LIBOR changes. There is also an option on each credit facility to borrow at the prime rate. Because HOC's cash resources are fungible, neither HET nor HOC can state definitively which of the above cash resources the source of funds used to consummate the transactions contemplated by the Merger Agreement came from.

        Item 4.    Purpose of Transaction.    There are no material changes to the information previously reported in Item 4 of the Schedule 13D.

        Item 5.    Interest in Securities of the Issuer.

        Items 5(a)-(c) of the Schedule 13D is hereby amended and supplemented to add the following:

        On December 10, 2002, at the effective time of the Merger (the "Effective Time"), pursuant to the terms and conditions of the Merger Agreement, Merger Sub was merged with and into JCC and JCC became a wholly-owned subsidiary of HOC. By virtue of the Merger, each share of JCC common stock (the "Common Stock"), other than shares of which dissenters' appraisal rights have been properly exercised, shares held in the treasury of JCC or any subsidiary of JCC and shares owned by HOC or Merger Sub or any subsidiary of either of them, were cancelled and converted into the right to receive

4

$10.54 in cash, without interest. By virtue of the Merger, each share of the common stock of Merger Sub, par value $0.001 per share, was converted into one share of Common Stock. As a result of the Merger, HET and HOC, through HOC's direct ownership of the one outstanding share of JCC Common Stock, now beneficially own 100% of the outstanding Common Stock.

        As previously described in the Schedule 13D, simultaneously with the execution of the Merger Agreement, HOC and certain stockholders of JCC, Paul D. Debban and Preston Smart and certain of their affiliates (collectively, the "Stockholders"), entered into separate Stockholder Voting Agreements, each dated as of July 30, 2002 (the "Voting Agreements") pursuant to which, among other things, the Stockholders agreed to vote the 1,250,277 shares of Common Stock beneficially owned by them in favor of the Merger and the Merger Agreement. Pursuant to the terms of the Voting Agreements, the Voting Agreements terminated at the Effective Time. A copy of each of the Voting Agreements were attached to the Schedule 13D and are specifically incorporated herein by reference, and the description herein of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements.

        Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        There are no material changes to the information previously reported in Item 6 of the Schedule 13D.

        Item 7.    Materials to Be Filed as Exhibits.

        The following document is filed as an exhibit:

  Press release dated December 10, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 10, 2002	HARRAH'S ENTERTAINMENT, INC.
/s/ STEPHEN H. BRAMMELL
	By:	Stephen H. Brammell
	Its:	Senior Vice President and General Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 10, 2002	HARRAH'S OPERATING COMPANY, INC.
/s/ STEPHEN H. BRAMMELL
	By:	Stephen H. Brammell
	Its:	Senior Vice President and General Counsel